Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Sep

	2007	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest	$21,497	$20,982	$16,965	$13,170	$11,114	$11,159
Interest applicable to rentals	407	444	593	751	743	673

Total fixed charges, as defined	21,904	21,426	17,558	13,921	11,857	11,832

Preferred dividends, as defined (a)	1,745	1,602	1,454	1,177	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$23,649	$23,028	$19,012	$15,098	$13,426	$13,401

Earnings as defined:

Net Income	$24,582	$34,947	$30,479	$31,114	35,976	17,680
Add:
Provision for income taxes:
Total	13,506	23,052	15,346	16,601	15,862	(2,520)
Fixed charges as above	21,904	21,426	17,558	13,921	11,857	11,832

Total earnings, as defined	$59,992	$79,425	$63,383	$61,636	$63,695	$26,992

Ratio of earnings to fixed charges, as defined	2.74	3.71	3.61	4.43	5.37	2.28

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.54	3.45	3.33	4.08	4.74	2.01

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.